

OFFERING MEMORANDUM

facilitated by



PATOIS LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

EXPEDITED OFFERING

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.

(A) The Company

Name of Company	PATOIS LLC
State of Organization	CA
Date of Formation	09/01/2019
Entity Type	Limited Liability Company
Street Address	PO Box 460915, San Francisco CA, 94146
Website Address	WWW.EATREDS.COM

(B) Directors and Officers of the Company

Key Person	Christopher Russell
Position with the Company Title First Year	Creative Director 2019
Other business experience (last three years)	**Red's House** - **Total Duration** - **3 yrs 8 mos** - **Title**

- - Executive Chef
  - Full-time
  - Dates Employed
  - Feb 2018 – Present
  - Employment Duration
  - 3 yrs 8 mos
  - Location
  - San Francisco Bay Area

- **Christopher Russell | ChefsFeed**
- **Title**
- **Creative Director**
- **Full-time**
- **Dates Employed**
- **Feb 2018 – Present**
- **Employment Duration**
- **3 yrs 8 mos**
- **Location**
- **San Francisco Bay Area**

- **Social Media Marketing Specialist**
- Company Name
- Freelance Marketing and Creative Services
- **Dates Employed**
- **Oct 2017 – Present**
- **Employment Duration**
- **4 yrs**

- **Location**
- **San Francisco Bay Area**

Key Person	Sharon Russell

Position with the Company	
Title	Executive Chef
First Year	2019

Other business experience (last three years)	**EXPERIENCE**
	• **Executive Chef**
	• Company Name
	• Red's House Full-time
	• **Dates Employed**
	• **Oct 2019 – Present**
	• **Employment Duration**
	• **2 yrs**
	• **Location**
	• **San Francisco Bay Area**
	• **Registered Nurse**
	• Company Name
	• TRAVELING NURSES LLC Full-time
	• **Dates Employed**
	• **Jan 2004 – Aug 2018**
	• **Employment Duration**
	• **14 yrs 8 mos**

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Christopher Russell	61%
Sharon Russell	30%

(D) The Company's Business and Business Plan

Our Mission

Our mission has always been to take back control of our cultural narrative by retaining the Identity of our food and presenting it in an authentic and meaningful way. This becomes truly possible with the opening of RED'S HOUSE.

- By creating an immersive dining experience through sight, sound, smell and taste
- Our goal is for you to gain an introspective appreciation for the evolution of our heritage through the dishes we share with you.
- I have been trained in the heritage art of preparing and cooking traditional caribbean dishes.

Jamaican pop-up Red's House offers a vegan soup of red peas, It's like a hug in a bowl. - Soleil Ho Food Critic

Simmered with lots of thyme and spices and served with juicy pieces of corn on the cob and hot dog-shape dumplings. The soup is blended to mimic the thickening properties of ham hocks and chicken feet.

Our Story

We are More than just a mother & son duo. Together we have created the ultimate Caribbean experience here in San Francisco. Red's house is a Caribbean Institution, inspired by backyard gatherings, where "time doesn't exist as we laugh, share dishes and tell stories".

- Creating dishes through experimentation that not only display creativity and depth but push the boundaries of what Caribbean food looks and tastes like.
- Share the heritage art of preparing and cooking traditional Jamaican dishes with San Francisco and Beyond.
- Old meets New in this heritage driven Modern Caribbean eatery
- Owned and Operated by Mother & Son

The Team

Christopher Russell, Executive Chef

My name is Christopher Russell, and I'm one of the last remaining Black chefs in San Francisco.

I strive to create the Ultimate Caribbean Experience in the Bay Area.

Red's House started as a Jamaican Pop-Up Dinner Series but has evolved into so much more, inspired by backyard gatherings, where 'time doesn't exist as we laugh, share dishes and tell stories'.

I'm Chef Christopher and my mother Chef Sharon taught me how to cook at age 10 and her grandmother taught her at age 10. I have been trained in the heritage art of preparing and cooking traditional Caribbean dishes. My great-grandmother trained my mom to trust her instincts and to create dishes through experimentation that not only displayed creativity and depth but pushed the boundaries of what Caribbean food looks and tastes like.

There is so much love for the islands, my food and our culture. I knew I had to create an experience for San Francisco to have a Taste of the Tropics.

Pure fire is a story of determination and having the drive to do whatever it takes to achieve your dreams. This is the story of Red's House □

The Last Black Chef Podcast is about the Implications and the consequences of being gay and one of the last black chefs in San Francisco. Told from a first-person narrative, Christopher Russell explores his culture, food and various experiences he has had throughout his life that has shaped him into the chef he is today. He also discusses being the Chef-Owner of Red's House, One of San Francisco's Last Black-Owned Restaurants.

https://www.eatreds.com
https://blog.resy.com/reds-house/
https://www.audible.com/pd/Podcast/B08K55Y3SR

My Interests have evolved and my unrelenting passion for creativity has led me to Introducing the Caribbean flavor to the Bay Area. Further, I have over 15 years' experience in the sales industry, having worked my way up to Luxury sector Operations Director. My expansive experience has prepared me for a path in the hospitality Industry.

My history of exceeding monthly, quarterly and yearly sales goals by maintaining and constantly improving the company's competitive position in the high-end luxury sector has prepared me on the business side of things.

I've established strong sales teams by educating and motivating employees through interviewing, training, coaching and team building activities. Recognized for successfully operating within a balanced budget in addition to dramatically reducing external and internal shrinkage.

•Consistently increased sales and expanded profitability in multiple store locations.

•Diverse background in the retail marketplace, selling luxury lines.

•Solid understanding of retail operations including stock procedures, buyer operations, and management

•Expertise in molding individuals at various skill levels and backgrounds into a cohesive team in order to provide excellent customer service to anchor brands in the marketplace

Despite being in a different industry, I am confident that I can bring this level of success with me to my new endeavors.

Sharon Russell, Culinary Advisor

Culinary Advisor of Red's House.

Attended Culinary School In Kington Jamaica and then emigrated to America to further her studies and start her own successful catering company.

Owned and Operated a successful catering company in New York City for 20 years.

This mother of 3 has dedicated given her life to creating opportunity for others around her and creating an Environment of transparency, kindness and loyalty to those around her.

Upon learning of her eldest Son wanting to follow in her footsteps and pursue his dreams as a culinary entrepreneur, Mama Bear jumped into action and couldn't be happier to stand by his side as Chef Christopher becomes the man he was destined to be.

How a bowl of braised oxtails can paint a vision of San Francisco's past and future

Oxtails at Red's House remind me of home in a city where, until now, I never thought I would find it. - Justin Phillips of The San Francisco Chronicle

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$15,000
Offering Deadline	August 19, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$200,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Renovate Space, Purchase equipment, hire staff, cog	$14,100	$188,000
Mainvest Compensation	$900	$12,000
TOTAL	$15,000	$200,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering

Deadline.

- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	0.2 - 2.7%[2]
Payment Deadline	2029-03-31
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.8 x 1.58 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.2% and a maximum rate of 2.7% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$15,000	0.2%
$61,250	0.8%
$107,500	1.4%
$153,750	2.1%
$200,000	2.7%

[3] To reward early participation, the investors who contribute the first $15,000.0 raised in the offering will receive a 1.8x cap. Investors who contribute after $15,000.0 has been raised in the offering will receive a 1.58x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Christopher Russell	61%
Sharon Russell	30%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 3.0% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Mainvest Revenue Share Note	$27,600	%	04/01/2028	0.4% of revenue until 1.65x payback multiple is achieved.

(Q) Other Offerings of Securities within the Last Three Years

September 2021 Rule 17CFR 227 (Regulation Crowdfunding) Revenue Sharing Notes $22,600 Please refer to the company's Form C/U dated May 13th, 2022 for additional disclosures

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Forecasted milestones

Red's House forecasts the following milestones:

- Secure lease in San Francisco, CA by July, 2022

- Hire for the following positions by September, 2022: Servers, Back of House positions and Front of House Positions.

No current operating history

Red's House was established in 2014 but only became an LLC in September 2019. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

FINANCIAL INFORMATION NOT INDEPENDENTLY REVIEWED

THE FINANCIAL INFORMATION PROVIDED TO INVESTORS HAS NOT BE REVIEWED BY AN INDEPENDENT PUBLIC ACCOUNTANT AND IS CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE ISSUER.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$2,190,000	$2,409,000	$2,577,630	$2,706,511	$2,787,706
Cost of Goods Sold	$500,000	$550,000	$588,500	$617,924	$636,461
Gross Profit	$1,690,000	$1,859,000	$1,989,130	$2,088,587	$2,151,245
EXPENSES					
Rent	$160,476	$164,487	$168,599	$172,813	$177,133
Utilities	$13,406	$13,741	$14,084	$14,436	$14,796
Salaries	$336,000	$369,600	$395,472	$415,245	$427,702
Insurance	$3,000	$3,075	$3,151	$3,229	$3,309
Equipment Lease	$0	$0	$0	$0	$0
Repairs & Maintenance	$5,000	$5,125	$5,253	$5,384	$5,518
Legal & Professional Fees	$6,000	$6,150	$6,303	$6,460	$6,621
Operating Profit	$1,166,118	$1,296,822	$1,396,268	$1,471,020	$1,516,166

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

Because Banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via ACH returns, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF WHICH HAS LIMITED CANCELLATION RIGHTS FOR INVESTORS. THE ISSUER HAS ELECTED TO UTILIZE THE SAME CANCELLATION RIGHTS AS A NON-EXPEDITED OFFERING UNDER REGULATION CROWDFUNDING. INVESTORS MAY CANCEL THEIR INVESTMENT FOR ANY REASON UNTIL FORTY EIGHT (48) HOURS PRIOR TO THE OFFERING CLOSE DATE. IF AN INVESTOR DOES NOT CANCEL THEIR INVESTMENT PRIOR TO 48) HOURS TO THE OFFERING CLOSE DATE THEN THE INVESTOR MAY ONLY CANCEL THEIR INVESTMENT IN THE EVENT OF A MATERIAL CHANGE WHICH REQUIRES AFFIRMATIVE RECONFIRMATION OF THEIR INVESTMENT. SHOULD AN INVESTOR NOT CANCEL THEIR INVESTMENT COMMITMENT PRIOR TO 48 HOURS PRIOR TO THE OFFERING CLOSE DATE AND NO MATERIAL CHANGES OCCUR, THE INVESTOR WILL BE UNABLE TO CANCEL THEIR INVESTMENT COMMITMENT AND THE FUNDS WILL BE RELEASED TO THE ISSUER UPON THE CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$56,760.00	$0
Short-term Debt	$0.00	$0
Long-term Debt	$0	$0
Revenues/Sales	$136,428.00	$0
Cost of Goods Sold	$65,000.00	$0
Taxes Paid	$13,642.00	$0
Net Income	$14,752.00	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V